Consulting Services Agreement

Effective January 16th, 2006

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

J. Scott Rowe
(hereinafter referred to as SR)
Box 1121
Cookstown, ON, CANADA L0L 1L0

Whereas, the Board of Directors of SIHC have expressed a desire to appoint an additional SIHC director to the board, and appoint a Vice-President Corporate Development for HBN, to provide direction and assist with the general development and provide marketing support to HBN, and,

Whereas, SR agrees to become a member of the SIHC Board of Directors, and stand for reelection by the shareholders at the annual meeting on February 24, 2006,

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

  SR shall be appointed to the position of Vice-President Corporate Development for HBN.
  The term of this appointment shall be for a One (1) year period of time and take full effect upon signing of this agreement.
  This agreement can be renewed upon expiry in accordance with negotiations between the parties which shall begin at least two (2) months prior to the expiration of this initial agreement.
  SR shall receive an allocation of 100,000 Class A Common shares of SIHC at the time of signing. These shares would be automatically revoked and returned for cancellation if this appointment were terminated within three months.

  SR shall receive a further allocation of 100,000 Class A Common shares of SIHC at the time when the Horsepower ® World Pool game is fully operational at the first race track in North America or the Caribbean.
  SR shall receive a monthly fee, payable in advance on the first of every month, commencing February 1, 2006 of Twelve Hundred Dollars in Canadian funds ($1,200.00) plus GST, plus $200.00 per hour (plus GST) for extra time in the previous month over 8 hours per month, not to exceed 22 extra hours per month, unless approved in advance.
  Upon signing of this agreement, SR shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 300,000 unrestricted Class A Common shares (trading symbol SGIHF) at Sixty-five cents US funds ($0.65 US) per share without restriction and tradable upon issuance.
  SR shall be eligible for bonuses as determined by the SIHC management.
  Reasonable, or pre-approved expenses incurred by SR on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

SR may resign at any time in which case no further payments of cash or shares are owing. If SR resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Paul Coulter

Paul Coulter
Print Name:

And,

Horsepower Broadcasting Network (HBN)
International Ltd.

/s/ Larry Simpson
Larry Simpson

Witnessed by: /s/ Paul Coulter

Print Name: Paul Coulter

And,

/s/ Scott Rowe
J. Scott Rowe

Witnessed by: /s/ Paul Coulter

Paul Coulter
Print Name:

Dated this 16th day of January, 2006.